                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)



NAME OF ISSUER:                            DAUPHIN DEPOSIT CORPORATION


TITLE OF CLASS
  OF SECURITIES:                           Common Stock, Par Value
                                           $5.00 per share


CUSIP NUMBER:                              238282107



Check the following box if a fee is being paid with this statement:  [_]



THE FILING OF THIS AMENDMENT NO. 2 TO SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAUPHIN DEPOSIT CORPORATION, OR ITS WHOLLY-OWNED SUBSIDIARIES AND AFFILIATES, INCLUDING DAUPHIN DEPOSIT BANK AND TRUST COMPANY, ARE, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNERS OF ANY SECURITIES COVERED BY THIS AMENDMENT NO. 2 TO SCHEDULE 13G.

CUSIP NO. 238282107                                            Page 2 of 5 Pages
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons               DAUPHIN DEPOSIT BANK AND TRUST
     SS or IRS Identification Nos.            COMPANY, as fiduciary
     of Above Persons                         IRS No. 231938833
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box                (a) _______________________
     if a Member of a Group
     (See Instructions)                       (b) _______________________
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place                     Pennsylvania
     of Organization
--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting
Beneficially             Power                                         1,781,244
Owned by Each       ------------------------------------------------------------
Reporting Person
With                (6)  Shared Voting
                         Power                                           337,890
                  ------------------------------------------------------------

                    (7)  Sole Dispositive
                         Power                                         1,002,058
                    ------------------------------------------------------------

                    (8)  Shared Dispositive
                         Power                                         1,117,076
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    2,119,134
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
--------------------------------------------------------------------------------

(11) Percent of Class Represented
     by Amount in Row (9)                                                 6.919%
--------------------------------------------------------------------------------

(12) Type of Reporting Person                                                 BK
     (See Instructions)
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                  (Under the Securities Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                    DAUPHIN DEPOSIT CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

                    213 Market Street
                    Harrisburg, PA  17101

Item 2(a)      Name of Person Filing:
               ---------------------

                    Dauphin Deposit Bank and Trust Company

Item 2(b)      Address of Principal Business Office, or if None, Residence:
               -----------------------------------------------------------

                    Dauphin Deposit Bank and Trust Company
                    213 Market Street
                    Harrisburg, PA   17101

Item 2(c)      Citizenship:
               -----------

                    United States

Item 2(d)      Title of Class of Securities:
               ----------------------------

                    Common Stock, Par Value $5.00 per share

Item 2(e)      CUSIP Number:
               -------------

                 238282107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)    [ ]     Broker or Dealer registered under Section 15
                              of the Act.
               (b)    [X]     Bank as defined in Section 3(a)(6) of the Act.
               (c)    [ ]     Insurance Company as defined in Section
                              3(a)(19) of the Act.
               (d)    [ ]     Investment Company registered under Section 8
                              of the Investment Company Act.
               (e)    [ ]     Investment Advisor registered under Section
                              203 of the Investment Advisers Act of 1940.
               (f)    [ ]     Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F).

SCHEDULE 13G (Continued)                                      Page 4 of 5 Pages

               (g)    [ ]     Parent Holding Company, in accordance with
                              (S)240.13-d(1)(b)(ii)(G).
               (h)    [ ]     Group, in accordance with (S)240.13d(1)(b)(ii)(H).

Item 4         Ownership:
               ---------

               (a)    Amount beneficially owned:                       2,119,134


               (b)    Percent of class:                                   6.919%

               (c)    Number of shares as to
                      which person has:

                        (i)     Sole power to vote or
                                to direct the vote:                    1,781,244

                       (ii)     Shared power to vote
                                or to direct the vote:                   337,890

                      (iii)     Sole power to dispose
                                or to direct the
                                disposition of shares:                 1,002,058

                       (iv)     Shared power to dispose
                                or to direct the
                                disposition of shares:                 1,117,076


Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

                      N/A

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

                    The filing of this Amendment No. 2 is intended to amend the information provided by Dauphin Deposit Bank and Trust Company as to the shares of Dauphin Deposit Corporation common stock held by it.

                    Dauphin Deposit Bank and Trust Company, a wholly-owned bank subsidiary of Dauphin Deposit Corporation, holds the securities in various fiduciary capacities and in numerous separate accounts. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is -0-.

SCHEDULE 13G (Continued)                                   Page 5 of 5 Pages


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               -------

                      N/A

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

                      N/A

Item 9         Notice of Dissolution of Group:
               ------------------------------

                      N/A

Item 10        Certification:
               -------------

                      N/A



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1996


                                    DAUPHIN DEPOSIT BANK AND TRUST COMPANY



                                    By:  /s/ George W. King
                                       -----------------------------------
                                       George W. King
                                       Executive Vice President and
                                       Corporate Secretary